Exhibit (g)(6)

AMENDED & RESTATED

SCHEDULE I

TO THE CUSTODY AGREEMENT

This Amended and Restated Schedule I, as amended August 16, 2017 (“Schedule I”), to the Custody Agreement dated March 9, 2012, (the “Agreement”), is effective as of August 16, 2017, and supersedes any prior Schedule I to the Agreement.

InvestEd Aggressive Portfolio

InvestEd Balanced Portfolio

InvestEd Conservative Portfolio

InvestEd Fixed Income Portfolio

InvestEd Growth Portfolio

InvestEd Income Portfolio